Yayi International Inc. No.9, Xingguang Road, Northern Industrial Park of Zhongbei Town, Xiqing District, Tianjin, 300384, China
May 5, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Alexandra M. Ledbetter

Re:	Yayi International Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 29, 2011
File No. 333-170172

We hereby submit the responses of Yayi International Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 14, 2011, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 3 to Registration Statement on Form S-1
Financial Statements for the Nine Months Ended December 31, 2010, page F-3
Notes to Condensed Consolidated Financial Statements, page F-9
2. Summary of Significant Accounting Policies, page F-9
Slotting fees, page F-10

1.

We note your response to comment three in our letter dated March 18, 2011. With regard to “slotting fees”, “store charges”, and “barcode fees”, it is not clear that your payments are supported by arrangements with the retailers that include specific, substantive time- or volume- based performance obligations. In this regard, your response indicates that your agreements are with your distributors, and you have not provided information regarding retailer agreements. Similarly, the agreement you have provided does not appear to impose any specific, substantive time- or volume based performance obligations on the distributor. Absent firm, enforceable, direct or indirect arrangements with retailers that include specific, substantive time- or volume- based performance obligations, there does not appear to be a basis for capitalizing payments under these arrangements and amortizing them over time.

Company Response: We respectfully note Staff’s comment. We have tried to obtain agreements entered into between our distributors and major retailers that include specific, substantive time- or volume-based performance obligations. However, because we were not a party to such agreements, we cannot obtain these agreements without unreasonable efforts or expenses.

As we stated before, the sales model in our company is that we sell the products to the distributors and recognize sales revenue when the products are delivered to the distributors. The distributors have the responsibility to develop and expand the channel in each territory selling the products to each supermarket and infant-maternity store. We typically sign a one-year distribution agreement with our distributors. These agreements determine major terms and conditions of the sale arrangement such as region in which the distributors could sell our products and the minimum amount of goods that the distributors should buy from us.

As of December 31, 2010, we had signed 208 distribution agreements with expected contract value of approximately $76.5 million including the 17% value-added tax. Each distributor is required to order a minimum amount of our products for the distribution each month during the term of the agreement within its authorized territory. The distributor is entitled to receive an annual rebate at a specified percentage if it sells at least the minimum amount of products it is required to order annually. If the distributor fails to meet the sales target three months in a row, we have the right to terminate the agreement and are entitled to be compensated by the distributor for any losses we suffered. In addition, under the distribution agreement, we are ultimately responsible for the payment of slotting fees charged by the retail outlets to sell our products. We have filed the form of the distribution agreement (translated into English), the form of supplemental agreement to the distribution agreement and the form of slotting fee agreement as exhibits to the Amendment No. 4 to the Registration Statement. Copies of all distribution agreements with our distributors (in Chinese) are available to be provided to Staff upon request.

The slotting fees occurred in connection with the expansion of distribution channels have been paid to the retailers by the distributors, while the retailers issued invoices to the distributors. We reimbursed the distributors according to the invoices issued by distributors for the costs they incurred in paying the retailers and recorded these costs after verifying the supporting documents submitted by the distributors. From January 1, 2010 through March 31, 2011, approximately $5.78 million slotting fees had been paid of which approximately $4.38 million was capitalized. Slotting fee for each product is paid in one lump sum by the distributors to the retailers before the product is placed in the shelves of the stores for selling to end consumers. The stores, having received the slotting fees from our distributors, are to display our goods for sale until they are discontinued. In addition, according to the supplemental agreement to the distribution agreement we entered into with the distributors, if a distributor ceases to conduct business with the retail outlet that it develops, we are entitled to receive all of the benefits relating to the distribution channels developed by the distributor and the distributor is required to assign its rights and obligations with respect to this retail outlet to a new distributor designated by us. We own all of the channels for the sales of our products during the product life cycle. In our experience, our product life cycle is typically two to three years and no less than one year. As a result, to be conservative, the management decides to use one year as the benefit period of the slotting fee.

We believe that the upfront payment of slotting fees made by us fits the definition of an asset in accordance with FASB Concept No.6, as the payment embodies a probable future benefit to contribute directly or indirectly to future net cash inflows. In this case, as we typically sign a one-year contract with our distributors, we believe that the upfront payment gives us an access to shelf space (for at least a year since we have a one-year sale contract with the distributors) which will enable us to sell our products and generate future cash flows from future sales. According to the matching principle of revenue and expenses, we believe that it is appropriate to amortize the slotting fees paid upfront over a one-year period as this matches the sales that would be generated from the distributors whom we reimbursed the slotting fees to.

Exhibits

2.

We note your disclosure at page 33 that as of December 31, 2010, you had signed distributor contracts valued at approximately $76.5 million (including the 17% value added tax). Please file a form of the agreement you use as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. (If the “Slotting Fee Agreement” provided as Appendix A to your letter dated March 29, 2011 constitutes the distributor contract, then please file that.)

Company Response: We have filed a form of each of the distribution agreement, the supplemental agreement to the distribution agreement and the slotting fee agreement as an exhibit to the Amendment No. 4 to the Registration Statement.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86)22-2798-4033 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

Yayi International Inc.

By: /s/ Li Liu
Li Liu
Chief Executive Officer